# Market Securities, LLC

**(A wholly owned subsidiary of Market Securities Holdings, Inc.)**
**Statement of Financial Condition**
**Pursuant to Rule 17a-5 under the**
**Securities Exchange Act of 1934**
**March 31, 2023**

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: Oct. 31, 2023 |
| Estimated average burden hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-69765 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 04/01/22 (MM/DD/YY) AND ENDING 03/31/23 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Market Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

75 Broad Street, 7th Floor
(No. and Street)

| New York | NY | 10004 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Erin Baskett | 636-675-3746 | erin.baskett@market-securities.us.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLP
(Name – if individual, state last, first, and middle name)

| 485 Lexington Avenue, Floor 11 | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 09/24/2003 | 173 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Erin Baskett _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Market Securities, LLC _____, as of 3/31 _____, 2023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



**ANASTASIA KOGAN**
Notary Public
State of Florida
Comm# HH206030
Expires 12/8/2025

Signature: _____

Title: _____
CCO

_____
Notary Public

**This filing\*\* contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.**



**Crowe LLP**
Independent Member Crowe Global

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Managing Member of Market Securities, LLC
New York, New York

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Market Securities, LLC (the "Company") as of March 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

*Crowe LLP*

Crowe LLP

We have served as Market Securities, LLC's auditor since 2019.

New York, New York
June 8, 2023

# Market Securities, LLC
**(A wholly owned subsidiary of Market Securities Holdings, Inc.)**

## Statement of Financial Condition
## March 31, 2023

| | |
|---|---:|
| **Assets** | |
| Cash | $ 2,055,320 |
| Due from clearing broker | 581,771 |
| Commissions receivable, net of allowance for credit losses $7,834 | 1,017,336 |
| Fees receivable | 449,000 |
| Office furniture, net of accumulated depreciation of $3,169 | 46,371 |
| Right-of-use asset | 427,939 |
| Due from affiliate | 5,177 |
| Other assets | 132,244 |
| | |
| Total assets | $ 4,715,158 |

**Liabilities and Member's Equity**

| | |
|---|---:|
| Accounts payable and accrued expenses | $    265,066 |
| Accrued compensation | 1,776,659 |
| Due to affiliates | 586,071 |
| Lease liability | 490,620 |
| Accrued professional fees | 54,132 |
| Liabilities subordinated to claims of general creditors | 400,000 |
| Total liabilities | 3,572,548 |
| | |
| Member's equity | 1,142,610 |
| | |
| Total liabilities and member's equity | $ 4,715,158 |

The accompanying notes are an integral part of this financial statement.

# Market Securities, LLC
## (A wholly owned subsidiary of Market Securities Holdings, Inc.)

## Notes to Statement of Financial Condition
## March 31, 2023

### 1. Organization and Business

Market Securities, LLC (the "Company"), is a limited liability company and was formed under the laws of Delaware on March 8, 2016. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). The Company is a wholly owned subsidiary of Market Securities Holdings, Inc. (the "Parent").

The Company acts as a broker for U.S. institutional customers in the purchase and sale of U.S. equity securities. All transactions are cleared through a clearing broker on a fully disclosed basis. The Company is also permitted to act as an intermediary pursuant to SEA Rule 15a-6 in foreign equity, debt, options transactions, private placements and the distribution of research.

The Company does not carry customer accounts or perform custodial functions relating to customer securities and, accordingly the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and (k)(2)(ii).

### Summary of Significant Accounting Policies

#### Basis of Presentation
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this financial statement and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

#### Cash
All cash deposits are held by two financial institutions and therefore are subject to the credit risk at those financial institutions and may at times exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

#### Property and Equipment
Property and Equipment are stated at cost less accumulated depreciation. Depreciation is provided for on a straight-line basis over an estimated useful life of 3 years.

#### Income Taxes
The Company is a single member limited liability company and is a disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial member for federal, state and certain local income taxes. The Company applies previously adopted ASU 2019-12, which specifies that an entity is not required to allocate any portion of the consolidated tax expense to a legal entity that is not subject to tax in its own separate financial statements. However, the Company has elected to record income taxes despite not being subject to tax and is a disregarded entity for income tax reporting purposes. At March 31, 2023, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation

# Market Securities, LLC
### (A wholly owned subsidiary of Market Securities Holdings, Inc.)

## Notes to Statement of Financial Condition
## March 31, 2023

## 2.  Summary of Significant Accounting Policies (continued)

### Income Taxes (continued)
as facts and circumstances may require.  The Parent's federal and state income tax returns are generally open for examination for subsequent to 2020.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively.  No interest expense or penalties have been recognized as of and for the year ended March 31, 2023

### Fair Value of Financial Instruments
Certain financial instruments are carried at amounts that approximate fair value due to the short-term nature and negligible credit risk. These instruments include cash, short-term receivables, accounts payable, and other liabilities.

### Leases
The Company accounts for its leases under Accounting Standard Codification ("ASC") Topic 842, Leases. Under this guidance, lessees classify arrangements meeting the definition of a lease as operating or financing leases, and leases are recorded on the Statement of Financial Condition as both a right-of-use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company's incremental borrowing rate.

Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term.  For operating leases, interest on the lease liability and the amortization of the right of use asset result in straight-line rent expense over the lease term.  Variable lease expenses are recorded when incurred. In calculating the right of use asset and lease liability, the Company elects to combine lease and non-lease components.  The Company excludes short-term leases having initial terms of 12 months or less as an accounting policy election, and instead recognizes rent expense on a straight-line basis over the lease term.

### Current Expected Credit Losses
The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses if any are reported in credit loss expense.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty.  It is the Company's policy to review, as necessary, the credit standing of each counterparty.

2. **Summary of Significant Accounting Policies (continued)**

**Commissions and fees receivable**
Commissions receivable are comprised of amounts due for processed trades and fees receivable related to amounts owed for market commentary. The Company performs a review of its receivables periodically to evaluate the need for an allowance for credit losses. At March 31, 2023, management has reviewed and provided an allowance for credit losses of $7,834.

**Due from clearing broker**
The Company's due from clearing broker includes amounts on deposit pursuant to an agreement with the clearing broker in the amount of $250,000. Due from clearing broker also includes receivables from unsettled trades executed on behalf of customers and accrued interest receivables. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. The Company has had no historical losses and continuously monitors its credit and market risk exposure. The Company believes that it is unlikely it will have to make payments under these arrangements and as such has not recorded any contingent liability in the financial statements for this indemnification.

3. **Property and Equipment**

| | | |
|---|---|---|
| Furniture and fixtures | $ | 49,540 |
| Less: Accumulated depreciation and amortization | | (3,169) |
| | $ | 46,371 |

4. **Transactions with Related Parties**

The Company maintains a Service Level and Expense Sharing Agreement (the "Agreement") with affiliates, Market Securities LLP ("MSL") & Market Securities Dubai ("MSD"), whereby MSL provides connectivity and technology support, operations, accounting and legal support, compliance services, human resources and MSD provides management support & risk management services. Additionally, MSL will bear all initial IT infrastructure costs, FINRA application costs, and the costs of certain registered persons. The Company does not have any obligation, direct or indirect, to reimburse or otherwise compensate MSL for any or all costs that MSL has paid on behalf of the Company through March 31, 2023. During the year ended March 31, 2023, the Company incurred services fees to MSL & MSD, in the amount of $676,065 and $453,982 respectively, which are included in professional fees in the accompanying statement of income.

# Market Securities, LLC
## (A wholly owned subsidiary of Market Securities Holdings, Inc.)

## Notes to Statement of Financial Condition
## March 31, 2023

### 4.    Transactions with Related Parties (continued)

The Company owes MSL for service fees that have been netted down by referral fees and other revenue for a total payable to MSL in the amount of $532,643 at March 31, 2023.

The Company owes MSD for management service fees with a payable balance to MSD in the amount of $41,016 at March 31, 2023.

The Company is owed $1,820 from the parent, for prior year income taxes, paid on its behalf, on March 31, 2023 which is included in Due from affiliates.

The Company owes Kyte Broking Limited ("Kyte") for service fees that have been netted down by referral fees and other revenue for a total payable amount to Kyte of 12,412 at March 31, 2023.

The Company is owed $3,357 from Market Securities France ("MSF") for referral fees netted down by payments received from MSF, on March 31, 2023, which is included in Due from Affiliates.

During the year ended March 31, 2023, the Company earned referral fees from affiliates Kyte, MSF and MSL in the amounts of $823,572, $4,186, and $5,367, respectively. In addition to this, the Company paid referral fees to affiliates Kyte and MSD in the amounts of $57,000, and $35,000 during the year ended March 31, 2023, respectively."

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

### 5.    Subordinated Borrowings

The Company borrowed $200,000 pursuant to a Subordinated Loan Agreement, from MSL, with an initial maturity of August 2020 and carries and interest rate of 2% per annum. This loan was amended in February 2020 to extend the maturity date to September 2021 and to include a clause stating that the scheduled maturity date, without further action by either Market or the Company, shall be extended an additional year unless on or before the day seven months preceding the scheduled maturity date then in effect, Market shall notify the Company in writing, with a written copy to FINRA, that such scheduled maturity date shall not be extended. Such notification has not been made, thus the current effective scheduled maturity date is September 2024.

In September 2018, the Company borrowed an additional $200,000 pursuant to a Subordinated Loan Agreement, from the same affiliate, with an initial maturity of September 2020 and carries an interest rate of 2% per annum. Similar to the agreement discussed above, this agreement includes a similar clause in which such notification has also not been made, thus the current effective scheduled maturity date is September 2024.

These Subordinated Loans have been approved by FINRA and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, it may not be repaid.

**Market Securities, LLC**
(A wholly owned subsidiary of Market Securities Holdings, Inc.)

**Notes to Statement of Financial Condition**
**March 31, 2023**

6.    **Income Taxes**

The net deferred tax liability at year-end is composed of depreciation, allowance for doubtful accounts and accrued expenses on nondeductible expenses.

7.    **Leases**

The Company occupies office space pursuant to a sublease agreement. The lease is an operating lease based on fixed rental payments. The Company's lease has a remaining term of 5 years. We have elected the practical expedient not to separate lease and non-lease components and to exclude leases with a term of 12 months or less. During the fiscal year, we recognized period lease costs associated with our leases in the amount of $50,772, which is included in Occupancy costs in the Statement of Operations.

The future payments due under the operating lease as of March 31, 2023 are as follows:

| | |
|---|---|
| 2024 | $123,928 |
| 2025 | $102,470 |
| 2026 | $105,544 |
| 2027 | $108,710 |
| 2028 | $102,526 |
| | $543,178 |
| | |
| Lease effects of discounting | ($52,558) |
| Lease liabilities recognized | $490,620 |

As of March 31, 2023, the weighted average remaining lease term is 5 years.

Because we do not have access to the rate implicit in the lease, we utilize our incremental borrowing rate as the discount rate, which is 4.25%. This rate is based on the Company's subordinated loan, adjusted for the lease term and other factors.

8.    **Concentration**

Substantially all cash assets of the Company are held primarily by two banks and a single clearing broker dealer.

9. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2023, the Company had net capital of $1,265,018 which exceeded the required net capital of $250,000 by $1,015,018.

The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or SEC Rule 15c3-1. At March 31, 2023, the Company's net capital as noted above also exceeded the minimum net capital required under Regulation 1.17 of $45,000 by $1,220,018.